Exhibit 99.1

Caesarstone Signs Exclusivity Agreement with IKEA US

MP MENASHE, ISRAEL – (Businesswire – May 16, 2013) – Caesarstone Sdot-Yam Ltd. (NASDAQ: CSTE), a leading manufacturer of high quality engineered quartz surfaces, today announced that it has entered into an agreement with IKEA US, to serve as IKEA US’s exclusive non-laminate countertop vendor.  Caesarstone will source, finish and distribute countertop products, including mainly Caesarstone quartz surfaces as well as other materials. The implementation of this program, which is expected to occur over time with no material impact in 2013 was taken into account in the company's guidance for 2013.

Yosef Shiran, Chief Executive Officer of Caesarstone, commented, “We are excited to begin this important relationship with one of the world’s great retailers.  IKEA has been a driving force in bringing great modern design and tremendous value to a wide range of consumers around the world, particularly through their customized kitchen and bath product lines. This collaboration with IKEA reinforces Caesarstone quartz surfaces' superiority in quality and designs. We believe that our organization's strong capabilities will make this project a success and we look forward to contributing to the continuing success of IKEA.”

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces used in both residential and commercial buildings as countertops and other interior surfaces.  The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent and superior performance characteristics such as hardness, non-porosity, scratch and stain resistance and durability, provide consumers, designers, and builders with superb internal surfaces used for various applications. Caesarstone's four collections of products – Classico, Supremo, Motivo and Concetto – are available in over 40 countries around the world.

Investor Relations Contact:
James Palcynski
Investor Relations
+1 (203) 682-8229
jp@icrinc.com